UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kirby Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

497266106

(CUSIP Number)

January 27, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497266106

(1)	Names of Reporting Persons Araltec, S.L.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Kingdom of Spain
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0*
(6) Shared Voting Power Not applicable
(7) Sole Dispositive Power 0*
(8) Shared Dispositive Power Not applicable
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0%*
(12)	Type of Reporting Person (See Instructions) CO

Item 1.

	(a)	Name of Issuer Kirby Corporation

	(b)	Address of Issuer’s Principal Executive Offices 55 Waugh Drive, Suite 1000, Houston, Texas 77007

Item 2.

	(a)	Name of Person Filing Araltec, S.L.

	(b)	Address of Principal Business Office or, if none, Residence Paseo de la Castellana 60, 8th floor, Madrid, Spain 28046

	(c)	Citizenship Kingdom of Spain

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 497266106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 0*

(b)	Percent of class: 0%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0*

	(ii)	Shared power to vote or to direct the vote Not applicable

	(iii)	Sole power to dispose or to direct the disposition of 0*

	(iv)	Shared power to dispose or to direct the disposition of Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

*	As of January 27, 2014, the date of the event which requires filing of this Schedule 13G/A, the reporting person continued to beneficially own common stock of Kirby Corporation (the “Common Stock”) but ceased to beneficially own more than 5% of the Common Stock. As of the date of this filing, the reporting person does not beneficially own any Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2014
Date

/s/ José Lladó Fernández-Urrutia
Signature

José Lladó Fernández-Urrutia/Chairman of the Board and Managing Director
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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